

December 5, 2011

Via E-mail
Kaien Lang
Chief Executive Officer
China Executive Education Corp.
Hangzhou MYL Business Admin. Consulting Co. Ltd.
Room 307, Hualong Business Building
110 Moganshan Road, Hangzhou 310005, P.R. China

Re: **China Executive Education Corp.**
Item 4.02 Form 8-K
Filed November 21, 2011
File No. 000-54086

Dear Mr. Kaien Lang:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K
Item 4.02

1. In accordance with Item 4.02(c), please request your independent auditor to provide a letter as promptly as possible addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to this Item 4.02 and, if not, stating the respects in which it does not agree. The letter from your independent accountant dated November 21, 2011 only states that the independent auditor agrees with statements "concerning our firm" and has "no basis to agree or disagree with other statements made under Item 4.02."

As appropriate, please respond to this comment within five business days or tell us when you will respond. Please furnish a response that keys to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director